Exhibit 99.1

ARC ENERGY TRUST ANNOUNCES DECEMBER 15, 2010 CASH DISTRIBUTION AMOUNT

CALGARY, Nov. 16 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the "Trust" or "ARC") announces that the cash distribution to be paid on December 15, 2010, in respect of the November 2010 production, for unitholders of record on November 30, 2010, will be $0.10 per trust unit. The ex-distribution date is November 26, 2010.

As at November 16, 2010 the Trust's trailing twelve-month cash distributions, including the November 15, 2010 payment, total $1.20 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $7.3 billion. The Trust expects 2010 oil and gas production to average 72,500 to 74,500 of barrels of oil equivalent per day from seven core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2010 and beyond; the sources, deployment and allocation of expected capital in 2010; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

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    ARC RESOURCES LTD.

    John P. Dielwart,
    Chief Executive Officer
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%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7
CO: ARC Energy Trust

CNW 15:54e 16-NOV-10